UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59526/ March 6, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13370

In the Matter of   :
                                                        :   ORDER MAKING FINDINGS
MINEX RESOURCES, INC.,   :   AND REVOKING
POWERHOUSE RESOURCES, INC.,   :   REGISTRATIONS BY DEFAULT
SA TELECOMMUNICATIONS, INC.,   :   AS TO FOUR RESPONDENTS
THORN APPLE VALLEY, INC., and   :
UNIVERSAL SEISMIC ASSOCIATES,   :
  INC. (N/K/A SEISMIC UNIVERSAL   :
  ASSOCIATES, INC.)   :

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on February 12, 2009, pursuant to Section 12(j) of the Securities Exchange
Act of 1934. The Division of Enforcement (Division) has provided evidence that all
Respondents have been served with the OIP in accordance with Rule 141 of the Commission's
Rules of Practice by February 14, 2009. Respondents' Answers were due ten days from the date
of service. See 17 C.F.R. § 201.220(b); OIP at 4. The proceeding has ended as to Respondent
Minex Resources, Inc. Minex Resources, Inc., Exchange Act Release No. 59465 (Feb. 27,
2009). To date, none of the remaining Respondents has filed an Answer. On February 25, 2009,
the Division filed Motions for Adjournment of Hearing, Prehearing Conference, and Default
(Motion for Default). As relief, the Division requested that the registrations of the remaining
Respondents' securities, registered pursuant to Section 12 of the Exchange Act, be revoked.

        A prehearing conference was held on March 5, 2009, and none of the remaining
Respondents participated. See 17 C.F.R. § 201.221(d).

        Accordingly, the remaining Respondents, Powerhouse Resources, Inc. (Powerhouse), SA
Telecommunications, Inc. (SA Telecommunications), Thorn Apple Valley, Inc. (Thorn Apple),
and Universal Seismic Associates, Inc. (n/k/a Seismic Universal Associates, Inc.) (Universal
Seismic), are in default for failing to file an Answer to the OIP, participate in the prehearing
conference, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f),
.221(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following
allegations in the OIP to be true.

Powerhouse (ticker symbol PHKW) (CIK No. 732700) is a delinquent Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Powerhouse is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1995, which reported a net loss of $1,084,208 for the prior nine months. On December 9, 1999, Powerhouse filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado which was terminated on May 11, 2005. As of February 9, 2009, the common stock of Powerhouse was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Powerhouse had an average daily trading volume of 11,071 shares for the six months ended January 9, 2009.

SA Telecommunications (ticker symbol STCNQ) (CIK No. 845414) is a void Delaware corporation located in Richardson, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SA Telecommunications is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1997, which reported a net loss of $7,474,338 for the prior year. On November 19, 1997, SA Telecommunications filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding on August 10, 2000, and was terminated on November 30, 2007. As of February 9, 2009, the common stock of SA Telecommunications was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of SA Telecommunications had an average daily trading volume of 4,135 shares for the six months ended January 9, 2009.

Thorn Apple (ticker symbol TAVI) (CIK No. 38851) is a dissolved Michigan corporation located in Southfield, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Thorn Apple is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 5, 1999, which reported a net loss of $34,425,663 for the prior forty weeks. On March 5, 1999, Thorn Apple filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Michigan, which was converted to a Chapter 7 petition on July 31, 2001, and terminated on November 12, 2002. As of February 9, 2009, the common stock of Thorn Apple was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of Thorn Apple had an average daily trading volume of 2,857 shares for the six months ended January 9, 2009.

Universal Seismic (CIK No. 884802) is a Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Universal Seismic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1998, which reported a net loss of $6,956,814 for the prior nine months. On September 7, 1999, Universal Seismic filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas which was terminated on May 29, 2002. On June 22, 2006, Universal Seismic changed its name in the Delaware state corporate records from Universal Seismic Associates,

Inc., to Seismic Universal Associates, Inc., without reporting that change on Form 8-K or recording that change in the Commission's EDGAR database, as required by Commission rule.

These four Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, and I GRANT the Division's Motion for Default as to them.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Powerhouse Resources, Inc., SA Telecommunications, Inc., Thorn Apple Valley, Inc., and Universal Seismic Associates, Inc. (n/k/a Seismic Universal Associates, Inc.), are revoked.

_____
Robert G. Mahony
Administrative Law Judge